Exhibit 15.3

Erin E. Martin
Legal Branch Chief

Office of Real Estate and Commodities

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

August 16, 2019

Re:	Caltier Fund I LP Draft Offering Statement on Form 1-A Submitted June 14, 2019 CIK No. 0001771232

Dear Ms. Martin:

Thank you for your comments of July 11, 2019 regarding the Draft Offering Statement on Form 1-A of Caltier Fund I LP (the “company”). We appreciate the opportunity to respond to your comments.

General

1.	We note that you intend to conduct your operations so that you are not required to register as an investment company under the Investment Company Act of 1940, as amended. Please be advised that you are responsible for analyzing how your investments, investment strategy and business model will support that exemption. The staff has not reviewed and does not necessarily concur with your disclosure with respect to the availability of that exemption.

The company acknowledges the Staff’s comment and advises the Staff that it expects to conduct its operations so that it is not required to register as an investment company under the Investment Company Act of 1940, as amended (the “ICA”), and that it understands its responsibility for compliance with the ICA.

2.	We note that your General Partner does not intend to register as an “investment adviser” under the Investment Advisers Act of 1940, as amended, pursuant to an exemption therefrom. Please be advised that you are responsible for analyzing the applicability of the Investment Advisers Act to your General Partner. The staff has not reviewed and does not necessarily concur with your disclosure with respect to the availability of that exemption.

The company acknowledges the Staff’s comment and advises the Staff that it has carefully considered the applicability of the Investments Advisors Act of 1940, as amended (the “Advisers Act”) to its General Partner and that it understands its responsibility for compliance with the Advisers Act.

3.	We note that you may conduct the unit redemption plan during the offering period of the units representing limited partnership interests being qualified in this offering circular. Please be advised that you are responsible for analyzing the applicability of Regulation M to your unit redemption plan. We urge you to consider all the elements of your unit redemption plan in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted to Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the plan is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

The company acknowledges the Staff’s comment and advises the Staff that it has carefully considered the requirements of Regulation M (including the excepted activity under Rule 102(b)(3)) and the class relief granted in the letter to Alston & Bird LLP dated October 22, 2007 with respect to the company’s share repurchase program and it understands its responsibility for compliance with Regulation M.

4.	We note that your subscription agreement provides for the exclusive jurisdiction of claims to either state or federal courts located in California. Please revise your offering document to clearly and prominently disclose this provision, including whether it applies to claims made under the federal securities laws, describe any risks to investors associated with it and any uncertainty as to such provision's enforceability.

The company has added a risk factor related to the forum selection provision and has added a description of the provision in the “Securities Being Offered” Section. In addition, the company has modified the subscription agreement to clarify that the provision is not applicable to claims made under the federal securities laws.

Cover page

5.	We note your disclosure that you may hold one or more closings on a rolling basis, and that after the initial closing you expect to hold closings on "at least a monthly basis." Please revise to disclose when you expect to hold your initial closing and what factors you will consider in determining whether and when to hold additional closings. Additionally, please revise to clarify the following:

●	What rights a subscriber will have between the time of submitting a subscription agreement and the next closing, including whether a subscriber will have the right to request the return of their funds before the next closing and what rights a subscriber will have in the event of liquidation or dissolution of the company after subscribing, but prior to a closing;

●	How and when you plan to notify investors regarding the date of the next closing;

●	Whether you intend to accept subscriptions from investors on the date of a closing and if so, if subscriptions that are received on the date of closing will be closed upon on that date or the next monthly closing; and

●	Whether each closing is only expected to last for a single day.

Finally, please reconcile your disclosure that you "expect" to effect closings on a monthly  basis with the following disclosure in your subscription agreement: "However, for any Subscriber the Closing Date will be at least 30 days after such Subscriber executes this Subscription Agreement," which appears to guarantee monthly closings for each subscriber.

We have amended the disclosure on the cover as well as in the “Plan of Distribution and Selling Shareholders” to reflect that there is an offering minimum that must be met before any closings take place, and the revised closing structure.

Risk Factors Risks Related to Conflicts of Interest, page 19

6.	We note your disclosure here and on page 43 that your General Partner maintains a contractual, as opposed to a fiduciary, relationship with you and your investors. However, your disclosure on page 20 states, "[t]he General Partner is a fiduciary to the company." Please revise for consistency.

We have revised the disclosure in the “Risk Factors - Risks Related to Conflicts of Interest” and “Management – Our General Partner” sections to reflect the General Partner’s role as a fiduciary.

Plan of Distribution and Selling Securityholders, page 22

7.	Please provide an analysis of why Manhattan Street Capital is not an underwriter in connection with your offering. Pursuant to Section 2(a)(11) of the Securities Act of 1933, "[t]he term 'underwriter' means any person who . . . participates or has a direct or indirect participation in [the distribution of any security] . . . ." It appears Manhattan Street Capital is participating, directly or indirectly, in the offering of your securities. For example, we note the disclosure that you will pay Manhattan Street Capital fees consisting of "(i) $25.00 per investor in cash paid when such investor deposits funds into escrow; (ii) a warrant to purchase a number of units in the General Partner by multiplying $25.00 by the total number of investors in this offering . .. . ." Please tell us why you believe this variable compensation, which is linked to the success of the offering, is not underwriting compensation. We also note that, pursuant to the Manhattan Street Capital Reg A+ Engagement Agreement, Manhattan Street Capital will provide to you "advice, technology, administrative services and assistance with and introductions to resources needed to conduct the [offering], . . . [and] will provide required compliance services, including AML, KYC, and Accredited Investor Verification as required by the Banking Secrecy Act (BSA), Office of Foreign Assets Control (OFAC), and the Securities and Exchange Commission (SEC)."

Manhattan Street Capital (“MSC”) is not an underwriter within the sense of Section 2(a)(11) of the Securities Act of 1933. It does not and will not participate in the distribution of securities, and will merely provide technology services for a per-investor fee, which fee is directly related to the processing of such investors’ subscriptions and not related to or dependent upon the amount of money raised or whether any money is raised at all in the offering.

MSC provides a limited range of services. MSC provides an electronic platform to issuers and buyers of securities in primary transactions where information can be displayed and subscription documents executed, and connects the providers of various compliance services to that platform for the convenience of the issuer. MSC does not participate or have a direct or indirect participation in the offering of the securities.

MSC does not receive transaction-based compensation. As noted in the Manhattan Street Capital Reg A+ Engagement Agreement (the “Agreement”), “It is expressly understood that all MSC Fees are not contingent on the success of the offering. The Fees are an obligation of the Client regardless of the outcome of the offering.” The fees do not depend on the size of the transaction or whether it closes. MSC’s compensation reflects the cost of providing its computer hardware and software, its integration of the processes of the company’s other service providers into MSC’s platform and the processing of each investor’s subscription. The amount of work done by MSC with respect to processing investor subscriptions increases as a function of the increase in number of investors. For example, MSC is responsible for ensuring completion of subscription forms, ensuring that the correct information with respect to investor identity and payment methods is provided, passing on that information to the appropriate service provider and handling any investor errors and inquiries as well as coordinating with MSC’s vendors with respect to outsourced compliance services (for Regulation A offerings, this is limited to AML requirements). The fees are similar to those charged by many service providers and relate to the services provided regardless of the outcome of the offering. For instance in this offering, if an investor determined to pull their investment during the “thirty day” window or if the minimum offering amount were not met and the offering did not close, MSC would still be entitled to the fees, including the warrants, reflecting the processing of that investor’s investment and subsequent withdrawal.

We further note that MSC does not itself provide any compliance services. Rather MSC has assisted the company by integrating into its process the services of third-party compliance providers that will screen for AML requirements. Those costs are passed through by MSC to the company. As described in the Agreement, “The MSC Fees above do not include fees for back-end services including, but not limited to: payment processing, escrow and technology fees and AML check.” Back-end service fees paid by MSC may be paid to third-party service providers on behalf of the Client, and will be invoiced by MSC to Client.” We note that MSC does not perform KYC services and accreditation services itself, and nor are either of those services required in this offering, and the agreement has been modified to reflect that.

Any advice that MSC provides is limited in scope, technical in nature and does not relate to the structuring of the offering or the selling of the securities. The advice provided does not fall into any of the areas that would suggest effecting a transaction in securities.

Use of Proceeds to Issuer, page 24

8.	Please revise footnote 2 to clarify whether the fees payable to Manhattan Street Capital are included in Organization and Offering Expenses.

We have clarified the disclosure to reflect that the MSC fees are included in the Organization and Offering Expenses

Management's Discussion and Analysis Results of Operations, page 31

9.	We note your statement that you "will not commence any ‘significant operations’ defined as purchasing a property or a fractional interest thereof until [you] have raised at least $2,500,000." Elsewhere, including on the cover page, you state that there is no minimum offering amount. Please revise to reconcile these statements and clearly identify any contingencies to closings.

The company has set a minimum offering amount of $750,000. We have accordingly revised the disclosure.

Plan of Operations, page 31

10.	Please revise to provide further detail regarding your plan of operation for the 12 months following the commencement of the offering, including a statement indicating whether the proceeds from the offering will satisfy your cash requirements or whether you anticipate needing to raise additional funds in the next six months to implement the plan of operations. Refer to Item 9(c) of Part II of Form 1-A.

We have revised the disclosure to provide the additional details.

Prior Performance Summary, page 32

11.	We note your statements in this section that you intend to provide historical operating results for CalTier Fund I, LP in the future. We further note your disclosure on page 26 that CalTier Realty, LLC, is your General Partner and manager and "was formed in 2017 to be a California fund management and real estate acquisition company focusing on opportunities in the Western United States." Accordingly, it appears that CalTier Realty, LLC is your sponsor. We note that you have not identified the properties you intend to acquire and are thus a blind pool. Accordingly, please provide the disclosure referenced in Industry Guide 5. In particular, please provide a prior performance narrative and prior performance tables. Refer to Release No. 33-6900 (June 17, 1991), Item 7(c) of Part II of Form 1-A and CF Disclosure Guidance Topic No. 6.

We note that though the General Partner was formed in 2017, to date it has not engaged in any activities for which disclosure is required. Additionally, we have revised the disclosure in the “Prior Performance Summary” to reflect that the company will update with information from the sponsor.

Included in this amendment filing are screenshots of the website of the General Partner identifying certain of its other current projects. The projects listed on the website will each be a joint venture between a third party and a special purpose vehicle (each a “SPV”) that will provide funding to the identified project. To the extent funding is received, each SPV will have a minority interest in the named project. The General Partner’s role will principally be managing the SPV, and it will have no or limited management authority over the project.

Redemption Plan, page 43

12.	We note your disclosure that, during the Post-Introductory Period, the redemption price will be calculated "based on a declining discount to the per unit price . . . in effect at the time of the redemption request." We further note your disclosure in the table under the heading "Summary of Redemption Plan" that the redemption price will be 97-100% of NAV less third party costs. Please revise to clarify the basis for the "price . . . in effect at the time of the redemption request" in the period before you begin publishing your NAV and to clarify when you expect to switch to NAV-based redemption pricing. Additionally, please revise to identify and provide an estimate for the third party costs you expect to reduce the redemption price.

We have amended the disclosure regarding the redemption plan to clarify how the redemption price will be calculated. We have amended the disclosure as requested to reflect the third party costs.

Securities Being Offered Quarterly Net Asset Value Share Price Adjustments, page 43

13.        Please provide us, on a supplemental basis, with your template for future NAV disclosures.

The company is submitting the template that it intends to use for future NAV disclosures on a supplemental basis, attached as Appendix A to this letter.

Exhibits

14.	We note that section 6 of your Subscription Agreement contains a jury trial waiver. Please revise your offering statement to:

●	Further describe the jury trial waiver provision, including how it will impact your investors;
●	Describe any questions as to enforceability under federal and state law;
●	Clarify whether the provision applies to claims under the federal securities laws and whether it applies to claims other than in connection with this offering;
●	To the extent the provision applies to federal securities law claims, please revise the disclosure and the agreement to state that by agreeing to such provision, investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder; and
●	Clarify whether purchasers of interests in a secondary transaction would be subject to the provision.

We have added disclosure to reflect the jury waiver provision, including a risk factor as well as a description in the “Securities Being Offered” section. In addition, the company has modified the subscription agreement to clarify that the provision will not apply to claims under the federal securities laws.

Thank you again for the opportunity to respond to your questions to the Draft Offering Statement of CalTier Fund I LP. If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/ Jamie Ostrow
Jamie Ostrow
CrowdCheck Law LLP (f/k/a KHLK LLP)

cc: Travis Hook
Manager of CalTier Realty, LLC
Caltier Fund I LP
 6540 Lusk Blvd, C240
San Diego, California, 92121

CalTier Fund I LP

Quarterly Pricing Supplement

As of ________, 20__, our NAV per unit is $_____. This NAV per unit shall be effective through ________, 20__, unless updated by us prior to that time.

Components of NAV

The following sets forth the calculation of NAV for our unites:

STATEMENTS OF ASSETS AND LIABILITIES (UNAUDITED)

(In thousands, except per unit numbers)	Month Day, Year	Month Day, Year
ASSETS:
Cash and cash equivalents
Interest receivable
Deferred offering costs
Total assets

LIABILITIES:
Accounts payable
Distribution payable
Accrued Expenses
Other Liabilities
Total liabilities
NET ASSETS	$	$
Net assets consist of:
Limited Partner’s Equity	$	$
Additional paid in capital
Retained earnings
NET ASSETS	$	$
NET ASSET VALUE PER UNIT	$	$

As described in “Valuation Policies” in our offering circular, our General Partner or a third-party accountant will calculate our NAV per unit using a process that reflects (1) estimated values of each of the Partnership’s commercial real estate assets and investments, including related liabilities, based upon (a) market capitalization rates, comparable sales information, interest rates, net operating income, (b) with respect to debt, default rates, discount rates and loss severity rates, and (c) in certain instances reports of the underlying real estate provided by an independent valuation expert, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of the Limited Partnership’s periodic distributions and (4) estimated accruals of the Partnership’s operating revenues and expenses

The calculation of our NAV per unit is based on a number of subjective judgments and assumptions that may not prove to be accurate. Our published NAV unit may not fully reflect the precise amount that might be paid for your units in a market transaction. Moreover, although we evaluate and provide our NAV per unit on a quarterly basis, our NAV per unit may fluctuate daily so that the NAV per unit in effect for any fiscal quarter may not reflect the amount that might be paid for your units in a market transaction. Further, our published NAV per unit may not fully reflect certain material events to the extent that they are not known or their financial impact on our portfolio is not immediately quantifiable. Any material event that would cause our NAV per unit to change by more than 5% would require a recalculation. We will disclose the updated price and the reason for the change in an offering circular supplement and on [website] as promptly as reasonably practicable.

Our current NAV per unit can also be found on the [website].

[Historical Unit Pricing Information]*

Below is the quarterly NAV per unit, as determined in accordance with our valuation policies, for each fiscal quarter from            , 20   to            , 20

Date	NAV per unit
, 20	$
, 20	$
, 20	$
, 20	$
, 20	$

* as applicable